SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 26, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower 1, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s interim report for the six months ended February 28, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Lai Ni Quiaque
Title: Chief Financial Officer

Dated: May 26, 2006

# KEEP GOING

## INTERIM REPORT 2006

CTI

CITY TELECOM (H.K.) LIMITED

城 市 電 訊 (香 港) 有 限 公 司

Stock Code: 1137

CONTENTS

2	Chairman’s Statement

3	Management’s Discussion and Analysis

6	Unaudited Consolidated Profit and Loss Account

7	Unaudited Consolidated Balance Sheet

9	Unaudited Consolidated Statement of Changes in Equity

11	Unaudited Condensed Consolidated Cash Flow Statement

12	Notes to Unaudited Interim Financial Report

38	Other Information

2	CHAIRMAN’S STATEMENT

Dear fellow-shareholders,

The Group reported less than satisfactory financial results for the six months to 28th February 2006. Acknowledging this result, the management has already set out objectives for this company to advance forward in two directions.

First, increase the Group’s revenue through the launch of new broadband services, such as “bb25” and “bb100”. With our high-profile launch and active promotion of the symmetric 100Mbps “bb100” service last year, supplemented by our latest symmetric 25Mbps “bb25” service, we now offer unprecedented superiority in both speed & service variety in the Hong Kong market place. These absolute advantages can hence multiply the Group’s revenue.

Second, with the spirit of “Strengthen Management, Superior Team” in mind, the management will focus on enhancing company-wide staff quality and productivity. It has been 15 years since we first started out in 1992, and as the old saying goes, “To Create is Hard, but to Sustain is even Harder”. The talents, methodologies and corporate culture required for a start-up is totally different from a well-established business. Our beginning has not been an easy one, and we have been recognized and praised by many precisely because of that. But now that is history, if we do not progress, we will not succeed. We must venture forth from a start-up mentality to a competing corporation state of mind.

On “Strengthen Management”, we have invited professionals from different sectors, to join our existing management team and share with us their experiences, thereby enhancing our management. The new talent, together with the existing management, form a Management Committee decentralizing the authority from the Chairman alone, thus creating a more systematic management system that is much more effective, competitive and most importantly, sustainable. In order for our IDD and fixed telecom network services to achieve our desired status in the market, a “Superior Team” is critical, from top to middle, to our very frontline and supporting staff, such that the team must be comprised of high quality talent.

I firmly believe that only with “Strengthen Management, Superior Team”, could the entire corporation be healthy and sustainable in the long run.

City Telecom (H.K.) Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS	3

FINANCIAL REVIEW

For the six months ended 28th February 2006, our revenues has slightly decreased to HK$583.5 million with strong growth in Fixed Telecommunications Network Service (“FTNS”) business by 16.8% to HK$363 million, offset by a 20% decline in International Telecommunications Services (“IDD”) business to HK$220.5 million. FTNS is now our dominant revenue component, contributing 62.2% of our total revenue.

Our operating loss narrowed from HK$24.4 million to HK$17.5 million, whereas our EBITDA improved from HK$82.7 million to HK$109.5 million, respectively for 1H05 and 1H06.

Interest expenses increased from HK$10.4 million in 1H05 to HK$43.2 million in 1H06 due to the full interim period impact of our 10-year senior notes issued in January 2005.

After the increased interest expenses, we reported a net loss of HK$55.2 million in 1H06 versus net loss of HK$34.4 million in 1H05.

LIQUIDITY AND CAPITAL RESOURCES

As at 28th February 2006, the Group had total cash position of HK$489.2 million and outstanding borrowing of HK$947.1 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$944.6 million. Our total cash position of HK$489.2 million, consisted of HK$385.9 million cash and bank balances, HK$89.9 million pledged bank deposits and HK$13.4 million long term bank deposits.

Our capital expenditure for this period was HK$234 million, higher than the HK$173 million incurred for same period last year. However, we expect that capital expenditure in the second half of this financial year will be lower than the first half. During the period under review, majority of the capital expenditure, approximately HK$223.4 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 28th February 2006 and 31st August 2005 were as follows:

	28th February 2006 HK$’000	31st August 2005 HK$’000
Repayable within one year	1,206	1,194
Repayable in the second year	1,230	1,218
Repayable in the third to fifth year	104	723
Repayable after the fifth year	944,592	945,348

Total	947,132	948,483

At 28th February 2006, all outstanding borrowings are on fixed interest rate and are denominated in the United States dollars or Hong Kong dollars.

INTERIM REPORT 2006

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

The net debt to net assets gearing ratio of the Group for this period is 0.49 times which is calculated as below:

	28th February 2006 HK$’000	31st August 2005 HK$’000
Net Debt (note (a))	457,915	210,055
Net Assets	925,173	970,633
Gearing (times)	0.49	0.22

(note (a)) Net of cash and bank balances, long term bank deposits, term deposits and pledged bank deposits.

Charge on Group Assets

At 28th February 2006, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, an outstanding forward foreign exchange contract was secured by a pledged deposit of RMB3.2 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million, RMB4.7 million and HK$9.0 million as at 31 August 2005).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

As at 28th February 2006, the Group has outstanding forward foreign exchange contracts on RMB forward purchases and US dollar forward purchases of approximately RMB105.0 million and US$13.4 million to hedge the foreign currency exposure.

Contingent Liabilities

As at 28th February 2006, the Group had total contingent liabilities in respect of bank guarantees provided to suppliers of HK$6.3 million (31st August 2005: HK$6.2 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31st August 2005: HK$3.8 million).

City Telecom (H.K.) Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS	5

BUSINESS REVIEW

FTNS

For the six months ended 28th February 2006, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 3,000 from 631,000 as of 31st August 2005 to 634,000 as of 28th February 2006. The key driver of the increase was due to the launch of 2b global VOIP service during the period, which has offset the impact from aggressive competition within Hong Kong.

IDD

The structural decay in IDD continues unabated. IDD is often offered as part of a bundle of services which reduces its standalone profitability. Furthermore, technology competition by global VOIP operators such as Skype, offer free or very low cost IDD alternatives. Our IDD tariff volume fell from 484 million minutes in 1H05 to 406 million minutes in 1H06 and we expect this trend to continue.

PROSPECTS

We are here to build an infrastructure business for the long haul. Globally, we are seeing encouraging signs for increased Internet bandwidth demand driven by video applications. In US and in certain European countries, it is now possible to legally download current season television dramas; and some recent run hit movies have concurrent Internet and DVD release windows. We believe that our Metro Ethernet infrastructure provides a strong competitive advantage to benefit from structural bandwidth take-up.

Whilst the long term industry demand indicators are encouraging, we realize that we must run a highly efficient operation to be competitive against the larger operators in Hong Kong. The next 12-24 months will see intense focus on improving our customers’ total service experience and to reengineer our processes for service provisioning.

For the Group, we see telecommunications as more than just communications, rather we are investing in infrastructure that will empower Hong Kong for knowledge and growth.

INTERIM REPORT 2006

6	UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT For the six months ended 28th February 2006 (Expressed in Hong Kong dollars)

		Six months ended 28th February
	Note	2006 $’000	2005 $’000 (restated)
Turnover	3	583,531	586,432
Other revenues		12,022	5,212
Network costs and cost of inventories	4	(167,454)	(190,469)
Other operating expenses	5	(445,615)	(425,612)

Operating loss		(17,516)	(24,437)
Finance costs		(43,181)	(10,396)

Loss before taxation	6	(60,697)	(34,833)
Tax benefit	8	5,523	469

Loss attributable to shareholders		(55,174)	(34,364)

Dividends	9	—	—

Basic and diluted loss per share	10	(9.0) cents	(5.6) cents

The notes on pages 12 to 37 form part of this interim financial report.

City Telecom (H.K.) Limited

UNAUDITED CONSOLIDATED BALANCE SHEET As at 28th February 2006 and 31st August 2005 (Expressed in Hong Kong dollars)	7

	Note	28th February 2006 $’000	31st August 2005 $’000 (restated)
Non-current assets
Goodwill		1,066	1,066
Fixed assets	11	1,432,901	1,336,543
Other financial assets	12	39,878	41,441
Derivative financial instrument	13	2,510	—
Long-term receivable and prepayment		12,815	13,099
Deferred expenditure		3,443	8,171

		1,492,613	1,400,320

Current assets
Accounts receivable	14	134,022	80,189
Other receivables, deposits and prepayments		62,528	78,758
Inventories		2,527	1,957
Deferred expenditure		11,500	12,960
Income tax recoverable		965	535
Derivative financial instruments	13	3,453	—
Pledged bank deposits	21	89,897	90,447
Term deposits		92,344	92,850
Cash and bank balances		293,557	539,591

		690,793	897,287

Current liabilities
Accounts payable	15	95,981	90,762
Other payables and accrued charges		163,376	223,208
Deposits received		15,773	15,510
Deferred service income		31,042	36,744
Income tax payable		580	1,728
Obligations under finance lease	18	1,206	1,194

		307,958	369,146

Net current assets		382,835	528,141

The notes on pages 12 to 37 form part of this interim financial report.

INTERIM REPORT 2006

8	UNAUDITED CONSOLIDATED BALANCE SHEET As at 28th February 2006 and 31st August 2005 (Expressed in Hong Kong dollars)

	Note	28th February 2006 $’000	31st August 2005 $’000 (restated)
Non-current liabilities
Deferred tax liabilities	17	4,349	10,539
Long-term debt and other liabilities	18	945,926	947,289

		950,275	957,828

NET ASSETS		925,173	970,633

Capital and reserves
Share capital	16	61,412	61,412
Reserves		863,761	909,221

		925,173	970,633

The notes on pages 12 to 37 form part of this interim financial report.

City Telecom (H.K.) Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY For the six months ended 28th February 2006 (Expressed in Hong Kong dollars)	9

	Share capital $’000	Share premium $’000	Capital reserve $’000	Retained profits $’000	Exchange reserve $’000	Total $’000
At 1st September 2005
– as previously reported	61,412	619,408	—	288,973	840	970,633
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 2(a))	—	—	7,052	(7,052)	—	—

– as restated, before opening balance adjustment in respect of financial instruments	61,412	619,408	7,052	281,921	840	970,633
– opening balance adjustment in respect of financial instruments (note 2(c))	—	—	—	6,608	—	6,608

– as restated, after opening balance adjustment	61,412	619,408	7,052	288,529	840	977,241
Loss attributable to shareholders	—	—	—	(55,174)	—	(55,174)
Equity settled share-based transaction (note 2(a))	—	—	3,246	—	—	3,246
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	—	(140)	(140)

At 28th February 2006	61,412	619,408	10,298	233,355	700	925,173

The notes on pages 12 to 37 form part of this interim financial report.

INTERIM REPORT 2006

10	UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY For the six months ended 28th February 2006 (Expressed in Hong Kong dollars)

	Share capital $’000	Share premium $’000	Capital reserve $’000 (restated)	Warrant reserve $’000	Retained profits $’000 (restated)	Exchange reserve $’000	Total $’000 (restated)

At 1st September 2004 – as previously reported	61,057	617,986	—	365	495,307	983	1,175,698
– prior period adjustment arising from changes in accounting policies under HKFRS 2 (note 2(a))	—	—	87	—	(87)	—	—

– as restated, after prior period adjustment	61,057	617,986	87	365	495,220	983	1,175,698

Realisation of outstanding warrant reserve upon warrant expiration	—	—	—	(18)	18	—	—
Equity settled share-based transaction (note 2(a))	—	—	2,074	—	—	—	2,074

Loss attributable to shareholders	—	—	—	—	(34,364)	—	(34,364)
Exercise of warrants	—	—	—	(347)	—	—	(347)
Shares issued upon exercise of warrants (note 16)	350	1,397	—	—	—	—	1,747

Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	—	—	(121)	(121)

At 28th February 2005, as restated	61,407	619,383	2,161	—	460,874	862	1,144,687

The notes on pages 12 to 37 form part of this interim financial report.

City Telecom (H.K.) Limited

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT For the six months ended 28th February 2006 (Expressed in Hong Kong dollars)	11

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000

Net cash inflow from operating activities	19,286	49,008

Net cash outflow from investing activities	(219,957)	(173,722)

Net cash (outflow)/inflow from financing activities	(43,775)	845,200

(Decrease)/increase in cash and cash equivalents	(244,446)	720,486

Cash and cash equivalents at 1st September	539,591	228,347

Effect of foreign exchange rate changes	(1,588)	(587)

Cash and cash equivalents at 28th February	293,557	948,246

Analysis of the balances of cash and cash equivalents:

Cash and bank balances	293,557	968,119

Short-term bank loan – secured	—	(19,873)

	293,557	948,246

The notes on pages 12 to 37 form part of this interim financial report.

INTERIM REPORT 2006

12	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

1.	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), including compliance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the annual accounts for the year ended 31st August 2005, except for the accounting policy changes that are expected to be reflected in the annual accounts for the year ending 31st August 2006. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated interim accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2005 annual accounts. The condensed consolidated interim accounts and notes thereon do not include all of the information required for full set of accounts prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31st August 2005 that is included in the interim financial report as being previously reported information does not constitute the Group’s statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31st August 2005 are available from the company’s registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 21st November 2005.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	13

2.	Changes in accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (HKFRSs, which term collectively includes HKASs and Interpretation) that are effective or available for early adoption for accounting periods beginning on or after 1st January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group’s annual accounts for the year ending 31st August 2006, on the basis of HKFRSs currently in issue.

The HKFRSs that will be effective or are available for voluntary early adoption in the annual accounts for the year ending 31st August 2006 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group’s accounts for the year ending 31st August 2006 cannot be determined with certainty at the date of issuance of this interim financial report.

The following sets out further information on the changes in accounting policies for the annual accounting period beginning on 1st September 2005 which have been reflected in this interim financial report.

(a)	Employee share option scheme (HKFRS 2, Share-based payment)

In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Group. Upon the exercise of the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1st September 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in capital reserve within equity. The fair value of the share options is measured at the date of grant.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

Upon exercise of the options, the related capital reserve is transferred to share capital and share premium. If the options lapse the related capital reserve is transferred directly to retained earnings.

INTERIM REPORT 2006

14	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

2.	Changes in accounting policies (Continued)

(a)	Employee share option scheme (HKFRS 2, Share-based payment) (Continued)

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the recognition and measurement policies have not been applied to the following options:

(a)	all options granted to employees on or before 7th November 2002; and

(b)	all options granted to employees after 7th November 2002 but which had vested before 1st September 2005.

The amount charged to the profit and loss account as a result of the adoption of policy increased other operating expenses for the six months ended 28th February 2006 by $3,246,000, with the corresponding amount credited to capital reserve.

The adoption of this accounting policy retrospectively resulted in a) a decrease of $87,000 in the opening balance of the retained profits at 1st September 2004 and a corresponding increase in capital reserve; b) an increase in other operating expenses of $2,074,000 for the six months ended 28th February 2005 and a corresponding increase in capital reserve and; c) a decrease of $7,052,000 of the opening balance of the retained profits at 1st September 2005 and a corresponding increase in capital reserve.

Details of the employee share option scheme can be found in the Group’s annual report for the year ended 31st August 2005 and note 16 on this interim financial report.

(b)	Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior periods:

–	positive or negative goodwill which arose prior to 1st September 2001 was taken directly to reserves at the time it arose, and was not recognised in the profit and loss account until disposal or impairment of the acquired business;

–	positive goodwill which arose on or after 1st September 2001 was amortised on a straight line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

–	negative goodwill which arose on or after 1st September 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the consolidated profit and loss account as those expected losses were incurred.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	15

2.	Changes in accounting policies (Continued)

(b)	Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets) (Continued)

With effect from 1st September 2005, in order to comply with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1st September 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), a) the acquirer shall reassess the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination and b) recognise immediately in profit and loss any excess remaining after the reassessment.

The new policy in respect of the amortisation of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated and, the cumulative amount of amortisation as at 1st September 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated profit and loss account for the six months ended 28th February 2006. As a result of the adoption of this accounting policy, loss for the six months ended 28th February 2006 has decreased by $533,000.

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1st September 2001) will not be recognised in the profit and loss account on disposal or impairment of the acquired business, or under any other circumstances. The Group did not have any goodwill taken directly to reserves.

The change in policy relating to negative goodwill had no effect on the accounts as no negative goodwill existed as at 31st August 2005.

INTERIM REPORT 2006

16	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

2.	Changes in accounting policies (Continued)

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from 1st September 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments. Further details of the changes are as follows.

(i)	Debt securities

The Group’s investments in money market funds (included in other financial assets) have been carried at fair value since inception. At each balance sheet date, the net unrealised gains or losses arising from the change in fair value of debt securities are recognised in profit and loss account. Profits or losses on disposal of these investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account.

With effect from 1st September 2005, and in accordance with HKAS 39, debt securities are carried at fair value with changes in fair value recognised in profit and loss account. No adjustment arose from the adoption of the new policies for these securities because they have been carried at fair value prior to the adoption.

(ii)	Loans and receivable

The Group’s long-term bank deposit (included in other financial assets) has been carried at amortised cost calculated using the effective interest method since inception.

With effect from 1st September 2005, and in accordance with HKAS 39, loans and receivables that are non-derivative financial assets with fixed or determinable payments, and that are not quoted in an active market are included in current assets, except for maturities greater than 12 months after the balance sheet date. Financial assets classified under loans and receivables are carried at amortised cost using the effective interest method. The Group’s long-term bank deposit is classified as loans and receivables and is included in other financial assets. No adjustment arose from the adoption of the new policies for the long-term bank deposit because it has been carried at amortised cost prior to the adoption.

(iii)	Derivative financial instruments

Prior to 1st September 2005, derivative financial instruments entered into by management to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an accrual basis with reference to the timing of recognition of the hedged transaction.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	17

2.	Changes in accounting policies (Continued)

(c)	Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement) (Continued)

(iii)	Derivative financial instruments (Continued)

With effect from 1st September 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any changes in the fair value of derivative financial instruments which do not qualify as cash flow hedges are recognised in profit or loss.

The retrospective adoption of this accounting policy resulted in recognition of derivative financial instruments as assets of $6,608,000 on 1st September 2005 and a corresponding increase in the opening balance of retained profits at 1st September 2005. In addition, the adoption resulted in an increase in loss from change in fair value of derivative financial instruments of $646,000 for the six months ended 28th February 2006 and a corresponding reduction in derivative financial instruments at 28th February 2006.

(iv)	Financial liabilities

Prior to 1st September 2005, the Group’s 10-year senior notes payable (included in long-term debt and other liabilities) was initially measured at fair value (which is equivalent to the issuance price) less the amount of incidental issuance costs. After initial recognition, the senior notes were stated at amortised cost calculated at effective interest method.

With effect from 1st September 2005, and in accordance with HKAS 39, financial liabilities, other than those held for trading purposes or designated at fair value through profit or loss, are measured initially at fair value with transaction costs included in the initial measurement. Subsequent to initial recognition, financial liabilities are measured at amortised cost calculated using the effective interest method except for those liabilities a) measured at fair value through profit or loss and b) that arise when a transfer of a financial asset does not qualify for derecognition and therefore is accounted for using the continuing involvement approach. No adjustment arose from the adoption of this new accounting policy for the 10-year senior notes because they have been carried at amortised cost prior to the adoption.

INTERIM REPORT 2006

18	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

3.	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications – provision of international long distance calls services

–	Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	Six months ended 28th February 2006
	International telecomm- unications services $’000	Fixed telecomm- unications network services $’000	Elimination $’000	Group $’000
Turnover
External sales	220,538	362,993	—	583,531
Inter-segment sales	2,834	16,496	(19,330)	—

	223,372	379,489	(19,330)	583,531

Segment results	37,478	(54,994)		(17,516)
Finance costs				(43,181)

Loss before taxation				(60,697)

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	19

3.	Turnover and segment information (Continued)

(a)	Primary reporting format – business segments (Continued)

	Six months ended 28th February 2005
	International telecomm- unications services $’000 (restated)	Fixed telecomm- unications network services $’000 (restated)	Elimination $’000	Group $’000 (restated)
Turnover
External sales	275,706	310,726	—	586,432
Inter-segment sales	2,100	16,277	(18,377)	—

	277,806	327,003	(18,377)	586,432

Segment results	47,735	(72,172)		(24,437)

Finance costs				(10,396)

Loss before taxation				(34,833)

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in Hong Kong and Canada.

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

INTERIM REPORT 2006

20	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

3.	Turnover and segment information (Continued)

(b)	Secondary reporting format – geographical segments (Continued)

There were no sales between the geographical segments.

	Turnover six months ended		Segment results six months ended
	28th February 2006 $’000	28th February 2005 $’000 (restated)	28th February 2006 $’000	28th February 2005 $’000 (restated)
Geographical segments:
Hong Kong	573,249	574,303	(15,126)	(23,664)
Canada	10,282	12,129	(2,390)	(773)

	583,531	586,432	(17,516)	(24,437)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As of 31st August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges recognised as income up to 31st August 2004 were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	21

3.	Turnover and segment information (Continued)

(c)	(Continued)

According to the TA statement on “Revision of Procedures for Making Determinations on the Terms and Conditions of Interconnection Agreements” dated 27th September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time passed without determination being made as of the date of issuance of the 2005 annual report. Therefore, the Group performed an assessment as at 31st August 2005 on the timing and the recoverability of these charges and determined that it was not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the mobile interconnection charges billed to several mobile operators should be recognised for the year ended 31st August 2005.

In addition, as at 31 August 2005 the Group concluded that future mobile interconnection charges would be recognised as revenue on a cash basis or when the uncertainties no longer exist. Management also evaluated the collectibility of the receivables of $44,617,000 relating to mobile interconnection charges as at 31st August 2005 and determined that a full bad debt provision needed to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

During the six month period ended 28th February 2006, the following events have happened:

•	In late November 2005, HKBN entered into a contractual agreement with a mobile operator which agreed to pay mobile interconnection charges at an interim rate based on PCCW-HKT’s published rate of $0.0436 per occupancy minute. The final rate to be paid by this mobile operator will be adjusted based on the Determination issued by TA.

•	In December 2005, TA indicated that it would make a determination of the mobile interconnection charges by the end of April 2006.

•	In March 2006, TA issued a preliminary analysis on the Determination with respect to the rates of mobile interconnection charges (“preliminary rates”) payable by the mobile operator under dispute and the timing of the Determination. However, the final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the above, management re-assessed its previous conclusions regarding revenue recognition for mobile interconnection charges for the year ended 31st August 2005 and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, the Group recorded revenue related to mobile interconnection charges of $34,639,000 for the six months ended 28th February 2006 which comprises charges for the year ended 31st August 2005 previously not recognised due to the uncertainties existed at that time and charges for the current period, both of which were measured based on the preliminary rates from TA.

During the period, the Group also updated its assessment of the bad debt provision previously set up for mobile interconnection charges receivable as at 31st August 2005 and reduced the provision from $44,617,000 to $20,809,000.

INTERIM REPORT 2006

22	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 11th November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of $6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31st August 2005.

On 19th November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of $31,688,696 was recorded as a reduction against the network costs of the Group for the year ended 31st August 2004.

The actual contribution level for calendar year 2004 and 2005 is not yet confirmed by TA.

5.	Other operating expenses

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000 (restated)
Advertising and marketing expenses	110,412	110,049
Goodwill amortisation charge	—	533
Depreciation of owned fixed assets and fixed assets held under finance lease (note 11)	135,588	109,747
Equipment rental	423	57
Office rental and utilities	16,645	12,502
(Write-back of provision)/provision of doubtful debts (Note)	(16,084)	9,119
Staff costs (including directors’ emoluments) (note 7)	136,813	127,231
Others	61,818	56,374

	445,615	425,612

Note:	The amount for the six months ended 28th February 2006 included write-back of provision for mobile interconnection charges receivables of $23,808,000 (note 3(c)).

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	23

6.	Loss before taxation

Loss	before taxation is stated after crediting and charging the following:

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000
Crediting
Net exchange gains	2,333	120
Interest income	8,582	3,102
Gain on disposal of fixed assets	473	—
Unrealised gains on other financial assets	591	368

Charging
Interest on long-term bank loan and overdrafts	—	89
Interest on 10-year senior notes	43,152	10,307
Interest element of finance lease	29	—
Goodwill amortisation charge	—	533
Amortisation of deferred expenditure	6,794	6,136
Depreciation of owned fixed assets (note 11)	135,138	109,747
Depreciation of fixed assets held under finance lease (note 11)	450	—
Loss on disposal of fixed assets	—	62
(Write-back of provision)/provision for doubtful debts (note)	(16,084)	9,119
Net losses on derivative financial instruments	646	—
Unrealised losses on other financial assets	27	55

Note:	The amount for the six months ended 28th February 2006 included write-back of provision for mobile interconnection charges receivables of $23,808,000 (note 3(c)).

INTERIM REPORT 2006

24	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

7.	Staff costs (including directors’ emoluments)

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000 (restated)
Wages and salaries	130,819	119,446
Charge/(write-back) of unutilised annual leave	60	(479)
Equity settled share-based transaction	3,426	1,843
Retirement benefit costs – defined contribution plans	15,591	16,008
Less: Staff costs capitalised as fixed assets	(13,083)	(9,587)

	136,813	127,231

Staff costs including directors’ emoluments but exclude staff costs of $11,915,000 (for the six months ended 28th February 2005: $9,829,382) recorded in network costs and cost of inventories and $66,189,000 (for the six months ended 28th February 2005: $45,108,000) recorded in advertising and marketing expenses.

At 28th February 2006, there were no retirement benefit obligations for defined contribution plans included in other payables and accrued charges (31st August 2005: $Nil).

8.	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax benefit recorded in the consolidated profit and loss account represents:

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000
Current taxation
– Hong Kong profits tax	39	—
– Overseas taxation	629	108
Deferred taxation relating to the origination and reversal of temporary differences (note 17)	(6,191)	(577)

Tax benefit	(5,523)	(469)

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	25

9.	Dividends

The board of directors does not recommend the payment of an interim dividend in respect of the period ended 28th February 2006 (2005: $ Nil).

10.	Loss per share

	Six months ended
	28th February 2006 $’000	28th February 2005 $’000 (restated)
Loss attributable to shareholders	(55,174)	(34,364)

	Number of shares ‘000	Number of shares ‘000
Weighted average number of shares	614,125	612,384

Basic and diluted loss per share (2005: as restated)	(9.0) cents	(5.6) cents

The number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate the basic loss per share as the incremental effect of share options conversion would be anti-dilutive in a loss-making period.

11.	Fixed assets

$’000
At 1st September 2005	1,336,543
Additions	233,926
Disposals	(2,263)
Depreciation charge (notes 5 and 6)	(135,588)
Exchange adjustments	283

At 28th February 2006	1,432,901

Additions and disposals of fixed assets during the six months ended 28th February 2005 were $173,099,000 and $307,000 respectively.

INTERIM REPORT 2006

26	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

12.	Other financial assets

	28th February 2006 $’000	31st August 2005 $’000
Debt securities, at fair value through profit or loss and unlisted outside Hong Kong
– unrestricted	26,459	25,901
Long term bank deposit, at amortised cost (note)	13,419	15,540

	39,878	41,441

Note:	The balance is a ten-year US$2 million (31st August 2005: US$2 million) (equivalent to $15,520,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on 22nd August 2003. The deposit has a 10-year term maturing on 22nd August 2013. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to $2,017,600).

As at 28th February 2006, the long-term bank deposit is stated at amortised cost of US$1.7 million, equivalent to HK$13,419,000 (31st August 2005: US$2 million, equivalent to $15,540,000).

13.	Derivative financial instruments

28th February 2006 $’000
Non-current assets
Interest rate swap, at fair value through profit or loss	2,510

Current assets
Forward foreign exchange contracts, at fair value through profit or loss	3,453

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	27

14.	Accounts receivable

The aging analysis of the accounts receivable was as follows:

	28th February 2006 $’000	31st August 2005 $’000
Current – 30 days	55,794	57,028
31 – 60 days	19,142	14,775
61 – 90 days	2,602	5,824
Over 90 days	108,930	75,996

	186,468	153,623
Less: Provision of doubtful debts (note)	(52,446)	(73,434)

	134,022	80,189

Note:	Provision for doubtful debts as at 28th February 2006 includes provision for mobile interconnection charges receivables of $20,809,000 (31st August 2005: $44,617,000) (note 3(c)).

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

15.	Accounts payable

The aging analysis of the accounts payable was as follows:

	28th February 2006 $’000	31st August 2005 $’000
Current – 30 days	15,592	6,641
31 – 60 days	16,169	19,469
61 – 90 days	4,793	5,041
Over 90 days	59,427	59,611

	95,981	90,762

INTERIM REPORT 2006

28	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

16.	Share capital

	Number of ordinary shares of $0.10 each	Amount $’000
Authorised:

At 1st September 2005 and 28th February 2006	2,000,000,000	200,000

Issued and fully paid:

At 1st September 2004	610,573,361	61,057

Exercise of warrants	3,500,043	350

At 28th February 2005	614,073,404	61,407

Exercise of share options	52,000	5

At 31st August 2005	614,125,404	61,412

At 1st September 2005 and at 28th February 2006	614,125,404	61,412

The movement of outstanding share options during the period was as follows:

Date of grant	3rd September 1998	10th September 1999	20th October 2000	3rd June 2004	21st October 2004/ 5th January 2005	3rd October 2005
Exercise price per share ($)	0.26	2.10	0.58	1.47	1.54	0.81
Number of share options outstanding at 1st September 2005	190,000	60,000	298,000	6,000,000	30,670,000	—
Granted	—	—	—	—	—	1,000,000
Cancelled	—	(20,000)	—	—	(2,150,000)	—

Number of share options outstanding at 28th February 2006	190,000	40,000	298,000	6,000,000	28,520,000	1,000,000

The share options granted on 3rd September 1998, 10th September 1999 and 20th October 2000 were made under a share option scheme approved by the shareholders of the company on 12th July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	29

16.	Share capital (Continued)

At an Extraordinary General Meeting held on 23rd December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 28th February 2006 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

The share options granted on 3rd June 2004, 21st October 2004, 5th January 2005 and 3rd October 2005 were made under the 2002 Share Option Scheme and they have a vesting period of approximately two years from the respective dates of grant.

During the six months ended 28th February 2006, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 1,000,000 shares of the company at an exercise price of $0.81 each.

Each option entitles the holder to subscribe for one ordinary share of $0.10 each of the company at a predetermined exercise price.

17.	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement of the deferred tax liabilities balance is as follows:

	Six months ended 28th February 2006 $’000	Year ended 31st August 2005 $’000
At 1st September	10,539	18,662
Exchange differences	1	1
Deferred taxation credited to profit and loss account – relating to the origination and reversal of temporary differences (note 8)	(6,191)	(8,124)

At 28th February 2006/31st August 2005	4,349	10,539

INTERIM REPORT 2006

30	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

17.	Deferred taxation (Continued)

Deferred income tax assets are recognised for tax loss carry forwards to the extent that it is probable that future taxable profits will be generated to utilise the tax losses carry forwards. The Group has unrecognised tax losses carry forwards of $250,962,000 at 28th February 2006 (31st August 2005: $215,683,000) which can offset against future taxable income. These tax losses will expire in the following periods:

	28th February 2006 $’000	31st August 2005 $’000
After 5 years	974	934
From 2 to 5 years	2,985	2,863
No expiry date	247,003	211,886

	250,962	215,683

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period is as follows:

	Accelerated depreciation allowances		Others		Total
	2006 $’000	2005 $’000	2006 $’000	2005 $’000	2006 $’000	2005 $’000
Deferred tax liabilities/(assets):
At 1st September	158,477	140,202	85	49	158,562	140,251
Charged/(credited) to profit and loss account	11,958	18,267	(191)	35	11,767	18,302
Exchange differences	3	8	1	1	4	9

At 28th February 2006/31st August 2005	170,438	158,477	(105)	85	170,333	158,562

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	31

17.	Deferred taxation (Continued)

	Tax losses
	2006 $’000	2005 $’000
Deferred tax assets:
At 1st September	(148,023)	(121,589)
Credited to profit and loss account	(17,958)	(26,426)
Exchange differences	(3)	(8)

At 28th February 2006/31st August 2005	(165,984)	(148,023)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

	28th February 2006 $’000	31st August 2005 $’000
Deferred tax assets	—	—
Deferred tax liabilities	4,349	10,539

	4,349	10,539

18.	Long-term debt and other liabilities

	28th February 2006 $’000	31st August 2005 $’000
8.75% senior notes due 2015 (note (a))	944,592	945,348
Obligations under finance lease (note (b))	2,540	3,135

	947,132	948,483
Current portion of – obligations under finance lease	(1,206)	(1,194)

	945,926	947,289

INTERIM REPORT 2006

32	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

18.	Long-term debt and other liabilities (Continued)

	28th February 2006 $’000	31st August 2005 $’000
Long-term debt and other liabilities, repayable:
8.75% senior notes due 2015
– after the fifth year	944,592	945,348

Obligations under finance lease
– within one year	1,206	1,194
– in the second year	1,230	1,218
– in the third year	104	723

	2,540	3,135
Less: Current portion of obligations under finance lease	(1,206)	(1,194)

	1,334	1,941

	945,926	947,289

(a)	On 20th January 2005, the Group issued unsecured 10-year senior fixed rate notes (the “10-year senior notes”) with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1st February 2015 and bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on 1st February and 1st August of each year, commencing 1st August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of $196.7 million, and is using the remaining net proceeds for capital expenditures, including expanding and upgrading the Group’s Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	33

18.	Long-term debt and other liabilities (Continued)

(b)	The Group’s finance lease liabilities were repayable as follows:

	28th February 2006 $’000	31st August 2005 $’000
Within one year	1,246	1,246
In the second year	1,246	1,246
In the third year	104	727

	2,596	3,219
Future finance charges on finance lease	(56)	(84)

Present value of finance lease liabilities	2,540	3,135

19.	Contingent liabilities

	28th February 2006 $’000	31st August 2005 $’000
Bank guarantees provided to suppliers (note 21(a) and (b))	6,250	6,200
Bank guarantee in lieu of payment of utility deposits (note 21(c))	5,272	3,772

	11,522	9,972

20.	Commitments

(a)	Capital commitments

	28th February 2006 $’000	31st August 2005 $’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	120,434	178,793

INTERIM REPORT 2006

34	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

20.	Commitments (Continued)

(b)	Commitments under operating leases

(i)	The Group had future aggregate lease income receivable under non-cancellable operating leases as follows:

	28th February 2006 $’000	31st August 2005 $’000
Leases in respect of telecommunications facilities which are receivable:

Within one year	1,402	934
Later than one year but not later than five years	609	583

	2,011	1,517

(ii)	The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	28th February 2006 $’000	31st August 2005 $’000
Leases in respect of land and buildings which are payable:

Within one year	21,912	17,759
Later than one year but not later than five years	15,655	22,623

	37,567	40,382

Leases in respect of telecommunications facilities and computer equipment which are payable:

Within one year	24,517	25,895
Later than one year but not later than five years	8,080	7,127
More than five years	6,778	7,111

	39,375	40,133

	76,942	80,515

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	35

20.	Commitments (Continued)

(c)	Licensing fee commitments

The Group entered into several long-term agreements with program content providers with respect to the licensing of program rights and the use of certain program contents. Minimum amounts of licensing fees to be paid by the Group are analysed as follows:

	28th February 2006 $’000	31st August 2005 $’000
Licensing fee in respect of program rights which are payable:

Within one year	17,110	13,055
Later than one year but not later than five years	6,774	6,259

	23,884	19,314

21.	Pledge of assets

As at 28th February 2006, the Group had pledged bank deposits of US$9,900,000 (equivalent to $76,824,000), RMB3,178,800 (equivalent to $3,073,000) and $10,000,000 as security of the following significant banking facilities:

(a)	bank facility of US$9,000,000 (equivalent to $69,840,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 28th February 2006, bank guarantees of $1,950,000 were issued against this bank facility (31st August 2005: bank guarantees of $1,900,000 and letters of credit of $11,350,000 were issued against this bank facility);

(b)	bank guarantees of $4,300,000 (31st August 2005: $4,300,000) issued by the bank to third party suppliers of the company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers;

(c)	bank guarantees of $5,272,000 (31st August 2005: $3,722,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits; and

(d)	outstanding forward foreign exchange contracts of RMB105,040,000 (31st August 2005: RMB155,632,000).

As at 31st August 2005, the Group had pledged bank deposits of US$9,900,000 (equivalent to $76,923,000), RMB4,705,000 (equivalent to $4,524,000) and $9,000,000 as security of the above significant banking facilities.

INTERIM REPORT 2006

36	NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)

22.	Pending litigations

(a)	In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the company and served a statement of claim which alleged that the company had breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The company denied these allegations in a comprehensive defence which included a counterclaim lodged against the plaintiff seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. The directors believe that the allegations against the company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claim has been made in the accounts as the directors do not consider the liability to be probable.

(b)	In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the company and two directors of the company, alleging, repudiation of an international carrier service agreement executed between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the company has a remaining commitment of approximately US$3.6 million under the agreement. The company filed a defence in May 1999 on the basis that Jade Com had breached a condition of the agreement whereby Jade Com did not obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore, accordingly, no provision has been made in the accounts with respect to the litigation.

23.	Barter Transactions

(a)	During the year ended 31st August 2004, HKBN entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately $42.4 million (the “Facility consideration”). The full amount of the Facility Consideration was paid by HKBN during the year 31st August 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately $1 million per annum commencing 1st September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties whereby HKBN agreed to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately $42.4 million over a period of three years, commencing 1st September 2004. A prepayment of the service charges of $36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended 31st August 2004.

City Telecom (H.K.) Limited

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (Expressed in Hong Kong dollars)	37

23.	Barter Transactions (Continued)

(a)	(Continued)

The directors of the company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognised as an asset and no revenue or deferred revenue was recognised in the accounts of the Group as at and for the period/year ended 28th February 2006 and 31st August 2005. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately $5.9 million was recorded as a long-term receivable balance in the balance sheet as at 28th February 2006 and as at 31st August 2005. The balance will be paid by the Contract Party 1 prior to the end of service period on 1st September 2007.

(b)	During the year ended 31st August 2005, HKBN entered into two agreements with a third party (“the Contract Party 2”). Pursuant to the agreements.

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing 1st January 2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities for a term of fifteen years from the respective activation of the relevant facilities (the “Capacity Component”). The transaction was entered into on a barter basis with no consideration being exchanged.

The directors of the company made an assessment and determined that since the Services Component (for (i) above) and Capacity Component (for (ii) above) involves exchange of services are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognised as an asset or an expense and no revenue or deferred revenue was recognised in the accounts of the Group as at and for the period ended 28th February 2006.

24.	Comparative Figures

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies and to conform to the current year’s presentation to facilitate comparison. Further details are disclosed in note 2.

INTERIM REPORT 2006

38	OTHER INFORMATION

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28th February 2006, the Group employed a total of 3,342 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 28th February 2006, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 28th February 2006, the interests of the directors and chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by the Company (the “Model Code”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

Name of Director	Personal interests	Interests in shares Corporate interests	Family interests	Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital (Note (1))
Mr. Wong Wai Kay, Ricky	11,794,000	319,862,999 Note (2)(i) and (ii)	3,098,000 Note (3)	334,754,999	8,000,000	342,754,999	55.81%

Mr. Cheung Chi Kin, Paul	10,508,000	318,516,999 Note (2)(i)	—	329,024,999	8,000,000	337,024,999	54.88%

Mr. Lai Ni Quiaque	—	—	8,560,000 Note (4)	8,560,000	6,000,000	14,560,000	2.37%

City Telecom (H.K.) Limited

OTHER INFORMATION	39

Notes:

1.	This percentage is based on 614,125,404 ordinary shares of the Company issued as at 28th February 2006.

2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is owned as to approximately 35% each by Mr. Wong and Mr. Cheung; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” in this report.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr. Wong.

3.	3,098,000 Shares are jointly owned by Mr. Wong and his spouse.

4.	8,560,000 Shares are jointly owned by Mr. Lai and his spouse.

Save as disclosed above, as at 28th February 2006, none of the directors or chief executive of the Company (including their spouse and children under 18 years of age) had any interest or short position in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

INTERIM REPORT 2006

40	OTHER INFORMATION

SHARE OPTION SCHEMES

2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23rd December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Details of the outstanding share options and share options lapsed under the 2002 Share Option Scheme during the period for the six months ended 28th February 2006 were as follows:

Participants	Date of grant	Exercise price per share HK$	Balance as at 1st September 2005	Options granted during the period	Vesting period	Exercise period	Options exercised/ lapsed/ cancelled during the period	Balance as at 28th February 2006	Closing price immediately before the date on which the options were granted HK$
Directors

Mr. Wong Wai Kay, Ricky	5th Jan 2005	1.54	8,000,000	—	5th Jan 2005 to 31st Dec 2006	5th Jan 2005 to 20th Oct 2014	—	8,000,000	1.53

Mr. Cheung Chi Kin, Paul	5th Jan 2005	1.54	8,000,000	—	5th Jan 2005 to 31st Dec 2006	5th Jan 2005 to 20th Oct 2014	—	8,000,000	1.53

Mr. Lai Ni Quiaque	3rd Jun 2004	1.47	6,000,000	—	1st May 2005 to 1st May 2006	1st May 2005 to 2nd Jun 2014	—	6,000,000	1.47

Ms. Sio Veng Kuan, Corinna Note (1)	21st Oct 2004	1.54	1,000,000	—	21st Oct 2004 to 31st Dec 2006	1st Jan 2005 to 20th Oct 2014	1,000,000	—	1.53

Employees under continuous employment contracts
Employees	21st Oct 2004	1.54	13,670,000	—	21st Oct 2004 to 31st Dec 2006	1st Jan 2005 to 20th Oct 2014	1,150,000	12,520,000	1.53

	3rd Oct 2005	0.81	—	1,000,000	3rd Oct 2005 to 30th Sept 2006	1st Oct 2006 to 30th Sept 2015	—	1,000,000	0.79

Total			36,670,000	1,000,000			2,150,000	35,520,000

Note:

1.	Ms. Sio resigned as Executive Director of the Company on 1st Jan 2006 and according to the Share Option Scheme, those 1,000,000 share options held by Ms. Sio lapsed on 11th February 2006.

City Telecom (H.K.) Limited

OTHER INFORMATION	41

In assessing the value of the share options granted during the period, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the period, the following variables have been applied to the Black Scholes Model:

Measurement Date	3rd October 2005
Variables
Expected life	5 years
Risk-free rate	4.41%
Expected volatility	58.29%
Expected dividend yield	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the most recent period from the measurement date that is generally commensurate with the expected term of the option (taking into account the remaining contractual life of the option and the effects of expected early exercise).

(iv)	A dividend yield of 0% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the period, the fair value is estimated as below:

Date of grant	3rd October 2005
Fair value per share option	HK$	0.44

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognises the fair value of share options as an expense in the profit and loss account over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

INTERIM REPORT 2006

42	OTHER INFORMATION

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

1997 Share Option Scheme

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12th July 1997 which was terminated on 23rd December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

Details of the outstanding share options and share options lapsed under the 1997 Share Option Scheme during the period for the six months ended 28th February 2006 were as follows:

Participants	Date of grant	Exercise price per share HK$	Exercisable period	No. of options outstanding as at 1st September 2005	Options Lapsed during the period	No. of options outstanding as at 28th February 2006
Employees in aggregate	3rd Sep 1998	0.26	3rd Sep 2000 to 11th July 2007	190,000	—	190,000

	10th Sep 1999	2.10	10th Sep 1999 to 11th July 2007	60,000	20,000	40,000

	20th Oct 2000	0.58	2nd Jun 2001 to 11th July 2007	298,000	—	298,000

Total				548,000	20,000	528,000

Notes:

1.	No options under the 1997 Share Option Scheme were granted, exercised or cancelled during the period for the six months ended 28th February 2006.

2.	All outstanding options are immediately exercisable.

City Telecom (H.K.) Limited

OTHER INFORMATION	43

SUBSTANTIAL SHAREHOLDERS

At 28th February 2006, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in Shares in long positions	Percentage interests (Note)
Top Group International Limited	318,516,999	51.87%
EK Investment Management Limited	67,900,000	11.06%

Note:    This percentage is based on 614,125,404 ordinary shares of the Company issued as at 28th February 2006.

Save as disclosed above, as at 28th February 2006, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28th February 2006, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules except as noted below:

Code A.2.1

This code stipulates that the division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

The Company has a practice of dividing the responsibilities between the Chairman and Chief Executive Officer, of which such division of responsibilities was set out in writing and formally adopted by the Board on 4th April 2006.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all directors, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the period covered by this interim report.

On 21st November 2005, the Company has extended the Company Code for securities transactions by the senior management of the Company.

INTERIM REPORT 2006

44	OTHER INFORMATION

REMUNERATION COMMITTEE

The Company’s remuneration committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director, Human Resources. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management and to determine their remuneration packages.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28th February 2006. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 18th May 2006

City Telecom (H.K.) Limited